SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of LMP Corporate Loan
Fund Inc. was held on January 29, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors
Common shares and preferred shares voting together:
Votes
Nominees
Votes For
Withheld
Carol L. Colman
8,575,830
173,817
Jane E. Trust
8,564,533
185,114

Preferred shares:
Riorden Roett
29
0

At March 31, 2016, in addition to Carol L. Colman, Jane E. Trust and Riorden Roett, the other Directors of the Fund were as follows:
Robert D. Agdern
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick